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Veteran-ownedMinority-owned
Storyville Grocery

Grocery Store

6142 Frisco Square Blvd
Frisco, TX 75034
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $25,000 invested.
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THE PITCH
Storyville Grocery is seeking investment to open new location. Secure inventory, fixtures and start up funding.
First LocationLease SecuredRenovating LocationGenerating Revenue
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OUR STORY

Storyville Grocery & Deli's name pays homage to a storied moment in New Orleans history that established an infamous red-light district associated with the early development of Jazz from 1897-1917 called Storyville. We particularly pay tribute to one of only three remaining buildings to survive today, a more than century old building that acted as a cornerstone of the community throughout the years as a Saloon and later a corner grocery store and restaurant. Standing at the intersection of Basin and Conti Streets and facing just west of St. Louis Cemetery #1, we will commemorate the history of Storyville and the culturally diverse Treme community. Ultimately, we plan to bring the Storyville Corner Grocery concept and it's unique spirit of community, convenience and culinary excellence to apartment/office communities all across the United States.

Stocked with Locally Sourced, Seasonally Available Grocery Essentials
New Orleans Creole Deli with an Extensive Stock of Grab and Go Meals
Focused on Convenience with Free Delivery to our Apartment and Office Clientele
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DELI AND GRAB & GO MENU HIGHLIGHTS
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PITCH DECK
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THE TEAM
Robert King
CEO

Robert "Bob" King will be the majority owner and CEO of Storyville Grocery and Deli. While attending Loyola University in the early 1980's, Bob learned and mentored both, "in front of the house and in the kitchen", at Uglesich's, one of New Orleans premier neighborhood restaurants. During his time at the iconic eatery, he developed an understanding of small business and restaurant success: consistency, over the top customer service, an excellent/fresh product, and an impeccable checks and balance system. Upon graduation, Bob traveled around the world in the United States Marine Corps. More so, he viewed societal patterns and community cooperatives that fostered successful retail development in urban settings. After moving to Texas, Bob became aware of popular food markets, which offered everything from fresh produce to prepared dinners. These establishments were consistently busy and Bob realized that Frisco and other tertiary markets would be the perfect location for a similar business. This June, Bob will be travelling back to New Orleans to partake in a review and internship at a local market deli where he will assist in the opening of a new location.

Joe Jones
Partner and Operations Manager

Joe Jones will be General Partner and Operations Manager of Storyville Grocery and Deli. Joe was born and raised in New Orleans and later moved with his family to Buffalo New York. Joe has been in the hospitality business since 1990. His professional accomplishments include numerous culinary awards and regional management recognitions in the Food Service Industry for hospitals and large corporate organizations. In addition to his culinary success, Joe has also served as a volunteer board member for the Boys and Girls Club in Buffalo New York.

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POTENTIAL LOCATION: 6142 FRISCO SQUARE BLVD. FRISCO TEXAS
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THE SPACE

Our proposed location has 1700 square feet of common space that's perfect for our concept.

Upscale Seafood, Meats and Deli Counter
Locally Sourced Produce
Unique Condiments and Seasonings
Extensive Beer and Wine Selection
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THE SPACE

The centerpiece of our design will be the Fresh Deli Counter that includes Upscale Seafood and Meat with the added bonus of New Orleans Style Cuisine available until Midnight Seven Days a Week!

Fresh Quality Seafood and Meats
Knowledgeable Staff that Can Suggest Pairings and Recipes
Cooking Classes and Tastings from Food Purveyors in North Texas
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Leasehold Improvements $10,000
Fixtures $18,000
Inventory $15,000
Advertising Marketing to Apartments/Offices $4,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,186,000 $1,408,968 $1,718,941 $2,028,350 $2,210,902
Cost of Goods Sold $600,000 $712,800 $869,616 $1,026,146 $1,118,499
Gross Profit $586,000 $696,168 $849,325 $1,002,204 $1,092,403

EXPENSES

Rent $60,000 $60,000 $60,000 $60,000 $60,000
Utilities $50,000 $51,250 $52,531 $53,844 $55,190
Salaries $110,000 $180,000 $220,000 $260,000 $275,000
Insurance $10,000 $10,250 $10,506 $10,768 $11,037
Equipment Lease $28,000 $28,700 $29,417 $30,152 $30,905
Repairs & Maintenance $24,000 $24,000 $24,000 $24,000 $24,000
Legal & Professional Fees $12,000 $12,000 $12,000 $12,000 $12,000
Benefits $18,000 $18,450 $18,911 $19,383 $19,867
Advertising $24,000 $24,600 $25,215 $25,845 $26,491
Entertainment $15,000 $15,000 $15,000 $15,000 $15,000
Office Supplies $5,000 $5,940 $7,246 $8,550 $9,319
Operating Profit $230,000 $265,978 $374,499 $482,662 $553,594
This information is provided by Storyville Grocery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2022 Balance Sheet
Storyville ProForma.pdf
Storyville Grocery _ Deli Business plan.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends May 26th, 2022
Summary of Terms
Legal Business Name Storyville Catering Company LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.8×
Investment Multiple 1.5×
Business's Revenue Share 2%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2027
Financial Condition
No operating history

Storyville Grocery was established in June, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Storyville Grocery's fundraising. However, Storyville Grocery may require additional funds from alternate sources at a later date.

Forecasted milestones

Storyville Grocery forecasts the following milestones:

Secure lease in Frisco, Texas by July 28th, 2022.

Complete Build out of Retail Space by September 28th, 2022

Achieve $1,186000 revenue per year by 2023.

Achieve $500,000 profit per year by 2028.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Storyville Grocery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Storyville Grocery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Storyville Grocery is a newly established entity and has no history for prospective investors to consider.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Storyville

Grocery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Storyville Grocery's core business or the inability to compete successfully against the with other competitors could negatively affect Storyville Grocery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Storyville Grocery's management or vote on and/or influence any managerial decisions regarding Storyville Grocery. Furthermore, if the founders or other key personnel of Storyville Grocery were to leave Storyville Grocery or become unable to work, Storyville Grocery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Storyville Grocery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Storyville Grocery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Storyville Grocery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Storyville Grocery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Storyville Grocery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Storyville Grocery's financial performance or ability to continue to operate. In the event Storyville Grocery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Storyville Grocery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Storyville Grocery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Storyville Grocery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Storyville Grocery will carry some insurance, Storyville Grocery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Storyville

Grocery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Storyville Grocery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Storyville Grocery's management will coincide: you both want Storyville Grocery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Storyville Grocery to act conservative to make sure they are best equipped to repay the Note obligations, while Storyville Grocery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Storyville Grocery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Storyville Grocery or management), which is responsible for monitoring Storyville Grocery's compliance with the law. Storyville Grocery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Storyville Grocery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Storyville Grocery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Storyville Grocery, and the revenue of Storyville Grocery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Storyville Grocery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Storyville Grocery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Storyville Grocery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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